LCNB Corp.

2 North Broadway

Lebanon, Ohio 45036

March 6, 2018

VIA EDGAR

Christopher Dunham

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	LCNB Corp.

Registration Statement on Form S-4

Filed February 21, 2018, As Amended on March 6, 2018

File Number 333-223119

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LCNB Corp., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:15 p.m., Eastern time, on March 8, 2018, or as soon thereafter as practicable.

Please notify J. Eric Quinn, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (513) 977-8606 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

LCNB Corp.

By:	/s/ Robert C. Haines II
Name:	Robert C. Haines II
Title:	Executive Vice President & Chief Financial Officer